ENTERTAINMENT PROPERTIES TRUST

30 West Pershing Road, Suite 201

Kansas City, Missouri 64108

(816) 472-1700

VIA EDGAR TRANSMISSION

AND FEDERAL EXPRESS

March 11, 2010

Cicely Lamothe

Branch Chief

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, D.C. 20549-710

Re:	Entertainment Properties Trust
Form 10-K for the year ended December 31, 2008
Filed February 24, 2009
Schedule 14A
Filed April 17, 2009
Form 10-Q for the quarter ended March 31, 2009
Filed May 7, 2009
Form 10-Q for the quarter ended June 30, 2009
Filed July 28, 2009
Form 10-Q for the quarter ended September 30, 2009
Filed November 5, 2009
File No. 001-13561

Dear Ms. Lamothe:

Set forth below are the responses of Entertainment Properties Trust (the “Company”, “we”, “us” or “our”), to those follow up comments set forth in the comment letter, dated February 25, 2010 (the “Comment Letter”), of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced documents filed by the Company.

For the convenience of the Staff, we have set forth below the text of the Staff’s comments from the Comment Letter in bold typeface followed by the Company’s responses thereto.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements and Notes

Note 2 — Summary of Significant Accounting Policies

Mortgage Notes and Other Notes Receivable, page 80

1.	We note that your response to comment four appears to be based upon your analysis under FASB ASC 310-10-S99-4 (or SAB Topic 6.L). Please tell us how you considered FASB ASC 310-10-35-34 through 310-10-35-36 (EITF D-80) in your analysis. Discuss how you considered the requirements to include individual loans that were not considered impaired under FASB ASC 310-10 (or SFAS 114) in the assessment of a general allowance under FASB ASC 450-20 (or SFAS 5).

Response:

On a quarterly basis, we review each of our loans individually for impairment. Loans are evaluated on an individual basis due to the nature of our loan portfolio, which consists of larger balance loans secured by real estate. You referred us to FASB ASC 310-10-35-34 through 310-10-35-36 which states that loans that are not considered to be individually impaired shall be “included in the assessment for the allowance for loan losses under Subtopic 450-20, but only if specific characteristics of the loan indicate that it is probable that there would be an incurred loss in a group of loans with those characteristics.” Further, FASB ASC 310-10-35-36 states that “under Subtopic 450-20, a loss is recognized if characteristics of a loan indicate that it is probable that a group of similar loans include some losses even though the loss could not be identified to a specific loan. However, a loss would be recognized only if it is probable that the loss has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated.” As noted above, our loans are evaluated on an individual basis due to their nature. For loans that were not considered to be impaired as of the date of each of our reviews, there were no specific characteristics of these loans that were indicators of a probable loss. Additionally, we considered FASB ASC 450-20 at each loan review date; however, there were no factors that indicated that losses had been incurred.

FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2009

Financial Statements and Notes

Note 5 — Investments in Mortgage Notes and Notes Receivable, page 18

2.	We have read and considered your response to comment 13. We note in determining the value of the collateral, or land, underlying the notes receivable with Concord Resorts, LLC as of September 30, 2009, you used the appraisal that was used in determining the value of the land for the period ending April 30, 2009, as well as considering other current economic and market factors relating to the property through the date of the filing. Specifically explain to us the factors and the assumptions made to support your conclusion that the fair value of the land continued to be greater than the recorded notes receivable as of September 30, 2009. In your response, please tell us the date of the appraisal.

Response:

As of September 30, 2009, Management considered the appraisal of the land dated April 30, 2009, which indicated a value significantly in excess of the loan balance (by over $100 million), considered other current economic and market factors relating to the property through the date of the filing, and determined that the value of the collateral, or land, continued to exceed the loan balance. The other current economic and market factors related to the property that were considered at September 30, 2009 included that there were no known significant changes in the overall market conditions or capitalization rates since the date of the appraisal.

For the Staff’s additional information, Management spoke with the appraiser at December 31, 2009 to obtain an understanding of the changes in the economic and market factors related to the property since the date of the appraisal and confirmed that there were no significant changes in these factors. Overall, the appraiser stated that if they were to complete a current appraisal, they would not expect to alter any of the assumptions used in their April 30, 2009 appraisal.

3.	Furthermore, to the extent that your notes receivables and/or loans are collateral dependent as defined in FASB ASC 310-10-20, please enhance your disclosure in future filings to discuss how the fair value of the collateral was determined for the respective period. Specifically, identify the type of collateral(s) underlying the receivable and the method used in determining the value of such collateral for the respective reporting period.

Response:

As requested above, we have enhanced our disclosures in our Form 10-K for the year ended December 31, 2009. We included a description of the type of collateral for each of our notes receivable and loans that are considered collateral dependent as defined in FASB ASC 310-10-20 and disclosed how the fair value of this collateral was determined for the respective periods.

* * * * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Gregory K. Silvers, our General Counsel, at (816) 472-1700, or Craig Evans, our securities counsel, at (816) 842-8600, if you have any questions regarding this submission.

Very truly yours,

ENTERTAINMENT PROPERTIES TRUST

/s/ Mark A. Peterson
Mark A. Peterson
Chief Financial Officer

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